EXHIBIT 99.111
                                                                  --------------

                   Advantage Energy Income Fund - News Release

                                 August 12, 2004

                    Advantage Announces 2nd Quarter Results,
                  Conference Call & Webcast on August 13, 2004

Advantage Energy Income Fund (TSX: AVN.UN) ("Advantage" or "the Fund") is pleased to announce its unaudited operating and financial results for the second quarter ended June 30, 2004.

A conference call will be held on Friday, August 13 at 9:00 a.m. MDT (11:00 a.m.
EDT). The conference call can be accessed toll-free at 1-877-407-9205. A replay of the call will be available from approximately 5:00 p.m. on Monday, August 16, 2004 until approximately midnight, August 23, 2004 and can be accessed by dialing toll free 1-877-660-6853. The account number is 1628, conference ID number 114312 (both are required for playback). A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

FINANCIAL AND OPERATING HIGHLIGHTS

(thousands of dollars except per Unit amounts)      Three            Three             Six              Six
                                                 months ended     months ended     months ended     months ended
                                                June 30, 2004    June 30, 2003    June 30, 2004    June 30, 2003
----------------------------------------------------------------------------------------------------------------
Financial
Revenue before royalties                           $ 54,181         $ 39,654         $108,017         $ 81,733
     per Unit(1)                                   $   1.38         $   1.34         $   2.79         $   2.82
     per boe                                       $  38.87         $  38.22         $  38.58         $  38.55
Cash flow from operations                          $ 32,353         $ 24,210         $ 64,353         $ 49,351
     per Unit(1)                                   $   0.82         $   0.82         $   1.66         $   1.70
     per boe                                       $  23.21         $  23.34         $  22.98         $  23.27
Cash available for distribution(3)                 $ 30,693         $ 23,218         $ 60,593         $ 47,028
     per Unit(2)                                   $   0.77         $   0.77         $   1.56         $   1.61
     per boe                                       $  22.02         $  22.38         $  21.64         $  22.17
Net income                                         $ 11,762         $ 20,752         $ 18,734         $ 36,330
     per Unit                                      $   0.26         $   0.70         $   0.39         $   1.26
Cash distributions                                 $ 27,450         $ 20,742         $ 53,717         $ 38,970
     per Unit(2)                                   $   0.69         $   0.69         $   1.38         $   1.33
Payout ratio                                             89%              89%              89%              83%
Working capital deficit                            $ 14,449         $ 12,692         $ 14,449         $ 12,692
Bank  debt                                         $161,707         $139,359         $161,707         $139,359
Convertible debentures                             $ 66,396         $ 18,556         $ 66,396         $ 18,556

Operating
Production
     Natural gas (mcf/d)                             73,283           51,929           74,466           53,206
     Light oil and NGLs (bbls/d)                      3,106            2,746            2,974            2,845
     boe (6:1)                                       15,320           11,401           15,385           11,713
Average prices (including hedging)
     Natural gas ($/mcf)                           $   6.20         $   6.49         $   6.24         $   6.33
     Light oil & NGLs ($/bbl)                      $  45.36         $  36.03         $  43.24         $  40.31

Supplemental (000s)
Trust Units outstanding - end of period              39,952           30,941           39,952           30,941
Trust Units issuable for
     Convertible Debentures                           4,074            1,395            4,074            1,395
Trust Units outstanding and issuable for
     Convertible Debentures - end of period          44,026           32,336           44,026           32,336
Weighted average Units                               39,326           29,609           38,653           28,969

(1)   based on weighted average number of Trust Units outstanding

(2)   based on number of Trust Units outstanding at each cash distribution date

(3)   cash flow from operations less interest on convertible debentures

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                        Page 2 of 17


CASH DISTRIBUTIONS TO UNITHOLDERS

o The Fund declared three distributions during the quarter totalling $0.69 per Unit. The distributions amounted to $0.23 per Unit, payable on May 17, June 15 and July 15 to Unitholders of record on April 30, May 31 and June 30 respectively.

o Cash available for distribution for the second quarter was $30.7 million or $0.77 per Unit compared to the amount reported in the second quarter of 2003 of $0.77 per Unit and represents a payout ratio of 89% of total cash available for distribution.

OIL & NATURAL GAS PRODUCTION

o Production volumes increased by 34% to 15,320 boe/d in the second quarter of 2004 from 11,401 boe/d in the second quarter of 2003.

NATURAL GAS

o Natural gas production for the second quarter of 2004 was 73.3 mmcf/d, a 41% increase over the 51.9 mmcf/d reported in the second quarter of 2003.

o The acquisition of MarkWest Resources, which closed December 2, 2003, added approximately 20 mmcf/d of new natural gas production. Additional volumes have been added through drilling at Medicine Hat and Bantry.

o During the second quarter of 2004 Advantage drilled 39.6 net (47 gross) natural gas wells and 0.5 net (1 gross) dry hole.

CRUDE OIL & NGLS

o Crude oil and natural gas liquids production increased 13% and averaged 3,106 bbls/d compared to 2,746 bbls/d in the second quarter of 2003. Second quarter 2003 oil production included 240 bbls/d related to a minor property disposition that occurred in the fourth quarter of 2003.

o Production increases resulted from the acquisition of MarkWest Resources and a successful drilling program at Nevis, Alberta.

o During the second quarter the Fund drilled 6 net (6 gross) successful oil wells.

DEVELOPMENT ACTIVITY

NEVIS

      The Fund acquired 23 sections of land at Nevis, Alberta through the MarkWest acquisition in December 2003.

o During the first six months of 2004 the Fund drilled five horizontal oil wells, one standing horizontal well, one vertical oil well, one vertical natural gas well and one standing vertical well all with 100% working interest.

o Production of 360 boe/d from three horizontal wells was added during the second quarter.

o Through crown sales, swaps and a farm-in arrangement the Fund has acquired an additional 16.5 sections of land in this area.

o Early in the third quarter the Fund drilled an additional three horizontal wells and two vertical wells with plans to drill approximately 10 more wells over the balance of 2004 targeting light oil production from an Upper Devonian reservoir.

MEDICINE HAT

o A total of 34 net (34 gross) natural gas wells have been drilled during the first six months of 2004 with a 100% success rate. Total costs incurred on the drilling, completion and tie-in of these wells, plus the addition of 3,200 horsepower of compression was $13.8 million.

o An additional 32 net (32 gross) wells will be drilled in the fourth quarter of 2004.

o     Current production from the Medicine Hat field is approximately 22 mmcf/d.

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                        Page 3 of 17


SHOULDICE

o At Shouldice, Alberta 23 wells of a 33 well drilling program were drilled at the end of the second quarter. The remaining ten wells from this program will be drilled in the third quarter. In addition, the Fund expended $1.5 million to enhance the productive capacity of the field for this program. Natural gas production from this program is expected to be on-stream by the end of the third quarter.

BANTRY

o During the second quarter the Fund drilled 5.9 net (11 gross) wells at Bantry bringing the total number of wells drilled to 20.9 net (37 gross) since the property was acquired in December 2003.

o As a result of weather delays, 13 of the wells drilled are still waiting to be completed and another seven wells are waiting to be tied-in.

o It is anticipated that the successful wells will be tied-in and on production by the end of the third quarter.

o Three additional well locations have been identified for drilling over the balance of 2004.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended June 30, 2004 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2003.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions for the three months ended June 30, 2004 were $0.69 per Unit, or $27.5 million and $1.38 per Unit, or $53.7 million for the six months ended June 30, 2004. The second quarter 2004 distributions were comprised of $0.23 per month for each of April, May and June. The amount distributed for the quarter represents 89% of total cash available for distribution. Cash available for distribution is defined as cash flow from operations less interest on convertible debentures. The remaining cash withheld during the second quarter of $3.2 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $206.1 million or $7.27 per Unit.

      Cash distributions to Unitholders were paid as follows:

      Period ended           Record date           Payment date     Distribution   Distribution per Unit
      --------------------------------------------------------------------------------------------------
      April 30, 2004        April 30, 2004        May 17, 2004         $ 9,090            $  0.23
      May 31, 2004          May 31, 2004          June 15, 2004        $ 9,171               0.23
      June 30, 2004         June 30, 2004         July 15, 2004        $ 9,189               0.23
      --------------------------------------------------------------------------------------------------
                                                                       $27,450            $  0.69
      ==================================================================================================

PRODUCTION

During the three months ended June 30, 2004 Advantage's natural gas production increased by 41% to 73.3 mmcf/d compared to 51.9 mmcf/d for the quarter ended June 30, 2003. Year to date, Advantage's natural gas production increased by 40% to 74.5 mmcf/d compared to 53.2 mmcf/d for the six months ended June 30, 2003. The increase in natural gas production is primarily due to the acquisition of MarkWest Resources on December 2, 2003 which added approximately 20 mmcf/d of new natural gas production to Advantage. In addition, approximately 2.6 mmcf/d was added at Medicine Hat as a result of successful drilling.

Year to date, Advantage's liquids production has increased 5% to 2,974 bbls/d compared to 2,845 bbls/d for the six months ended June 30, 2003. Crude oil and natural gas liquids production averaged 3,106 bbls/d in the second quarter of 2004 compared to 2,746 bbls/d for the quarter ending June 30, 2003. The 13% increase in liquids production from the second quarter of 2003 is due to the acquisition of MarkWest on December 2, 2003 and due to light oil capital addition volumes at Nevis, Alberta partially offset by a minor property disposition of approximately 240 bbls/d.

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                        Page 4 of 17


PRICES

During the six months ended June 30, 2004, the Fund's natural gas price averaged $6.46 per mcf ($6.24 per mcf including hedging) compared to $7.08 per mcf ($6.33 per mcf including hedging) for the same period of 2003.

During the three months ended June 30, 2004 Advantage's natural gas price averaged $6.65 per mcf ($6.20 per mcf including hedging) compared to $6.49 per mcf ($6.49 per mcf including hedging) in the second quarter of 2003. For the three months ended June 30, 2004 AECO daily prices averaged $6.64 per mcf compared to $6.77 per mcf in the same period of 2003.

Natural gas prices have remained relatively strong during the second quarter of 2004. Continued strength of natural gas has been attributed to (i) the strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) the approach of hurricane season which can cause supply disruptions of natural gas, (iii) reduced coal inventories which may increase demand for gas-fired power generation and (iv) the US economy is showing signs of sustained growth which will add to non-weather demand for natural gas. Advantage continues to believe the pricing fundamentals for natural gas remain strong.

For the six months ended June 30, 2004, crude oil and NGL prices averaged $43.24 per barrel ($43.24 per barrel including hedging) compared to $41.07 per barrel ($40.31 per barrel including hedging) for the same period in 2003.

Crude oil and NGLs prices averaged $45.36 per barrel ($45.36 per barrel including hedging) in the second quarter of 2004 compared to $36.12 per barrel ($36.03 per barrel including hedging) in the three months ended June 30, 2003. Advantage had no crude oil hedges in place in the second quarter of 2004. Second quarter 2004 prices for WTI crude oil averaged US$38.31 per barrel, 33% higher than the US$28.91 per barrel realized during the second quarter of 2003. Partially offsetting the increase in WTI prices was a stronger Canadian dollar which averaged $US/$Cdn $0.734 in the second quarter of 2004 compared to $0.716 in the second quarter of 2003.

Crude oil prices continued to be strong during the second quarter of 2004. Factors that affect the continued strength of crude oil include (i) continued conflict in the middle east, (ii) low global inventory levels and (iii) strong world oil demand. All of these factors are expected to keep crude oil prices high for the remainder of the year and into 2005.

HEDGING

The Fund currently has the following hedge contracts in place:

      Volume                          Effective Period             Average Price
      --------------------------------------------------------------------------

      Natural gas - AECO

      50,350 mcf/d           April 1, 2004 - December 31, 2004      $ 6.12/mcf
      10,450 mcf/d           January 1, 2005 - March 31, 2005       $ 6.30/mcf

During the second quarter of 2004 the Fund realized $3.0 million ($0.45/mcf) in hedging losses on natural gas. These realized losses are included within petroleum and natural gas sales on the statement of income. Advantage's crude oil production is currently unhedged. At June 30, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $10.2 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage will continue to maintain a hedging program in order to add stability to the level of cash distributions to Unitholders.

ROYALTIES

During the second quarter of 2004 Advantage's royalties amounted to $10.6 million (18.5% of pre-hedged revenue) compared to $6.5 million (16.4% of pre-hedged revenue) in the second quarter of 2003. For the six months ended June 30, 2004, royalties have amounted to $21.1 million (19% of pre-hedged revenue) compared to $14.7 million (16.5% of pre-hedged revenue) for the six months ended June 30, 2003. Total royalties in 2004 are higher as a result of higher revenues. The increase in the royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties.

OPERATING COSTS

Operating costs for the three months ended June 30, 2004 amounted to $8.2 million or $5.90 per boe compared to $5.6 million or $5.42 per boe in the second quarter of 2003. Operating costs for the six months ended June 30, 2004 amounted to $16.5 million or $5.91 per boe compared to $11.1 million or $5.25 per boe for the six months ended June 30, 2003.

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                        Page 5 of 17

Operating costs steadily increased throughout 2003 due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that have occurred as a result of very high levels of industry activity. Advantage's increased operating costs over 2003 are in line with overall industry trends.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

Year to date cash and general administrative (G&A) expenses have amounted to $1.6 million or $0.58 per boe compared to $1.7 million or $0.82 per boe for the six months ended June 30, 2003. G&A expense in the second quarter of 2004 amounted to $0.8 million or $0.56 per boe compared to $0.9 million or $0.88 per boe in the second quarter of 2003. G&A expense in the second quarter of 2004 was slightly lower than the prior year while G&A per boe declined by 36% as a result of increased production volumes without a corresponding increase in staff levels.

A stock-based compensation expense of $1.0 million was recorded in the second quarter of 2004 related to the issuance of Trust Unit rights. This non-cash amount represents the fair value attributed to trust unit rights granted during the second quarter under the Trust Units Rights Incentive Plan. During the quarter the Fund issued 225,000 unit rights to the independent directors of Advantage.

Management fees for the three months ended June 30, 2004 amounted to $0.5 million or $0.38 per boe compared to $0.4 million or $0.40 per boe in the second quarter of 2003. Year to date, management fees have amounted to $1.1 million or $0.38 per boe compared to $0.8 million or $0.40 per boe for the six months ended June 30, 2003. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenue less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At June 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance for the first six months of 2004 as the actual amount is calculated and paid on an annual basis only. If the performance fee was paid at June 30, 2004, based on the performance of the Trust in the first half of the year the total fee payable would be $5.8 million. The Trust has accrued one half of this amount or $2.9 million for the first six months of 2004. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Year to date, interest expense has amounted to $2.7 million ($0.96 per boe) compared to $3.4 million ($1.60 per boe) for the six months ended June 30, 2003. Interest expense for the three months ended June 30, 2004 amounted to $1.4 million ($1.00 per boe) compared to $1.8 million ($1.73 per boe) for the second quarter of 2003. Lower interest expense in the second quarter of 2004 is primarily the result of lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $0.3 million for the three months ended June 30, 2004 compared to $0.2 million for the same period of 2003. Capital taxes are determined based on debt and equity levels at the end of the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

For the three months ended June 30, 2004 a future income tax recovery of $1.8 million was included in income compared to a $12.0 million recovery for the comparable period in 2003. The Alberta government enacted a tax rate reduction of 1% in the first quarter of 2004, reducing the tax rate from 12.5% to 11.5% effective April 1, 2004. This resulted in an additional tax recovery during the first quarter of approximately $2.2 million.

During the second quarter of 2003 the Fund recorded a non-recurring benefit of $11.7 million resulting from changes to the Income Tax Act related to the resource sector. The changes included a change in the federal tax rate, deductibiltiy of crown royalties and the elimination of resource allowance, to be phased in over the next five years.

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                        Page 6 of 17


CASH FLOW NETBACK

      Breakdown of cash flow per boe           Three months ended            Six months ended
                                                     June 30                     June 30
                                                2004          2003          2004          2003
      -----------------------------------------------------------------------------------------
      Crude oil and natural gas sales         $ 41.02       $ 38.24       $ 39.65       $ 42.13
      Hedging losses                            (2.15)        (0.02)        (1.07)        (3.58)
      Government and other royalties            (7.59)        (6.27)        (7.55)        (6.94)
      Operating costs                           (5.90)        (5.42)        (5.91)        (5.25)
      -----------------------------------------------------------------------------------------

      Operating netback                         25.38         26.53         25.12         26.36
      General and administrative                (0.56)        (0.88)        (0.58)        (0.82)
      Management fees                           (0.38)        (0.40)        (0.38)        (0.40)
      Interest and taxes                        (1.23)        (1.91)        (1.18)        (1.87)
      -----------------------------------------------------------------------------------------

      Cash flow from operations               $ 23.21       $ 23.34       $ 22.98       $ 23.27
      Interest on convertible debentures        (1.19)        (0.96)        (1.34)        (1.10)
      -----------------------------------------------------------------------------------------

      Cash available for distribution         $ 22.02       $ 22.38       $ 21.64       $ 22.17
      =========================================================================================

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion (D,D&A) rate for the second quarter of 2004 was $14.58 per boe compared to $11.06 per boe for the second quarter of 2003. The D,D&A rate per boe increased in the second quarter of 2004 compared to the second quarter of 2003 due the acquisition of MarkWest Resources and revisions to the Fund's total proven reserves pursuant to National Instrument 51-101. Included in second quarter D,D&A is $0.2 million of accretion of the asset retirement obligation. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of prior periods, which resulted in the second quarter 2003 D,D&A rate to increase to $11.10 per boe compared to the previously reported rate of $11.06 per boe and D,D&A expense to increase by $0.2 million.

FINANCIAL REPORTING UPDATE

Hedging Relationships

Effective in the Fund's first quarter of 2004, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Although the Fund believes that all of the hedges Advantage enters into are effective economic hedges, Advantage has elected to not use hedge accounting. The Fund will be using the fair value method to account for all of its hedge transactions. This method requires Advantage to mark to market at the balance sheet date the fair value of all outstanding hedges. At June 30, 2004 the mark to market valuation of Advantage's outstanding hedges was a loss of $10.2 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet.

Asset Retirement Obligations

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004. The impact to the Trust of the implementation of this policy is disclosed in note 1 (b) of the June 30, 2004 financial statements.

Full Cost Accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16 "Oil and Gas Accounting - Full Cost". This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry". Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre.

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                        Page 7 of 17


If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                        Page 8 of 17


CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

                                                            Payments due by period
      ($ millions)                         Total         2004      2005-2006    2007-2008    2009 & thereafter
      --------------------------------------------------------------------------------------------------------
      Building lease                       $ 3.5        $ 0.8        $ 1.6        $ 1.1               --
      Capital lease                        $ 2.7        $ 0.4        $ 0.9        $ 1.4               --
      Pipeline/transportation              $ 4.3        $ 0.6        $ 2.1        $ 1.2            $ 0.4
      --------------------------------------------------------------------------------------------------------
      Total contractual obligations        $10.5        $ 1.8        $ 4.6        $ 3.7            $ 0.4
      ========================================================================================================

QUARTERLY PERFORMANCE

      ($ thousands, except per Unit amounts)         2004                           2003                           2002
                                                  Q2        Q1        Q4         Q3        Q2        Q1        Q4        Q3
      -----------------------------------------------------------------------------------------------------------------------
      Net revenues                             $43,603   $43,284   $36,074    $34,483   $33,144   $33,883   $29,641   $17,267
      Net income                               $11,762   $ 6,972   $(1,866)   $ 9,559   $20,752   $15,578   $ 2,892   $ 5,372
      Net income (loss) per Unit, basic        $  0.26   $  0.13   $ (0.18)   $  0.28   $  0.67   $  0.50   $  0.07   $  0.20
      Net income (loss) per Unit, diluted      $  0.26   $  0.13   $ (0.18)   $  0.28   $  0.64   $  0.48   $  0.07   $  0.20

The table above highlights the Trust's performance for the second quarter of 2004 and also for the preceding seven quarters through 2003 and 2002. Net revenues are primarily impacted by commodity prices, production volumes and royalties.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending June 30, 2004 were $23.0 million. Expenditures were focused on drilling, completions, pipelines and compression at Medicine Hat, Bantry, Nevis and Shouldice. A total of 53 (44.7 net) wells were drilled during the second quarter of 2004. The Fund's Board of Directors has approved an increase in the capital expenditures budget to $100 million. The additional funds will be primarily expended developing the Nevis oil discovery and at Medicine Hat where an additional 32 natural gas well program is planned for the fall.

      Sources and Uses of Funds ($ thousands)

                                                              Six months ended
                                                               June 30, 2004
      ------------------------------------------------------------------------
      Sources of funds
         Cash flow from operations                                $ 64,353
         Units issued, net of costs                                    228
         Increase in bank debt                                      58,739
         Property dispositions                                         791
      ------------------------------------------------------------------------
                                                                  $124,111
      ========================================================================

      Uses of funds
         Capital expenditures                                     $ 53,225
         Distributions paid to Unitholders                          52,974
         Interest paid to debenture holders                          3,760
         Increase in working capital                                13,846
         Other                                                         306
      ------------------------------------------------------------------------
                                                                  $124,111
      ========================================================================

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                        Page 9 of 17


Currently, Advantage has 40,088,474 Trust Units outstanding and 3,937,893 Trust Units are issuable for the $64,223,000 convertible debentures still outstanding.

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                       Page 10 of 17


Total bank debt outstanding at June 30, 2004 was $161.7 million. Advantage has an agreement with a syndicate of four Canadian chartered banks that provides for a $220 million facility consisting of $210 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2005. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement for the Trust covering all assets and cash flows. At June 30, 2004 Advantage also had a working capital deficit of $14.4 million.

NON-GAAP MEASURES

Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

August 11, 2004

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                       Page 11 of 17


CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)                                 June 30, 2004     December 31, 2003
-------------------------------------------------------------------------------------------
                                                        (unaudited)     (restated - note 1)
Assets
Current assets
      Accounts receivable                                $  35,988           $  34,181

Fixed assets
      Property and equipment                               727,793             675,090
      Accumulated depletion & depreciation                (195,692)           (155,155)
-------------------------------------------------------------------------------------------

                                                           532,101             519,935
Goodwill                                                    27,773              27,773
-------------------------------------------------------------------------------------------

                                                         $ 595,862           $ 581,889
===========================================================================================

Liabilities

Current liabilities
      Accounts payable and accrued liabilities           $  41,248           $  53,287
      Cash distributions payable to Unitholders              9,189               8,445
      Hedging liability (note 5)                            10,224                  --
      Bank indebtedness (note 2)                           161,707             102,968
-------------------------------------------------------------------------------------------

                                                           222,368             164,700
===========================================================================================

Capital lease obligation                                     1,885               2,043
Asset retirement obligations (note 3)                       14,477              13,892
Future income taxes                                         68,457              77,999
-------------------------------------------------------------------------------------------

                                                           307,187             258,634
===========================================================================================

Unitholders' equity

Unitholders' capital (note 4i)                             339,279             302,496
Convertible debentures (note 4ii)                           66,396              99,984
Contributed surplus (note 4i)                                1,036                  --
Accumulated income                                          88,044              73,137
Accumulated cash distributions                            (206,080)           (152,362)
-------------------------------------------------------------------------------------------

                                                           288,675             323,255
===========================================================================================

                                                         $ 595,862           $ 581,889
-------------------------------------------------------------------------------------------

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                       Page 12 of 17


CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED INCOME

                                                       Three              Three               Six                Six
                                                    months ended       months ended       months ended       months ended
(thousands of dollars) (unaudited)                 June 30, 2004      June 30, 2003      June 30, 2004      June 30, 2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                    (restated - note 1)                   (restated - note 1)
Revenue

    Petroleum and natural gas                        $  54,181          $  39,654          $ 108,017          $  81,733
    Royalties, net of Alberta Royalty Credit           (10,578)            (6,510)           (21,130)           (14,706)
-----------------------------------------------------------------------------------------------------------------------------

                                                        43,603             33,144             86,887             67,027

Expenses

    Operating                                            8,218              5,624             16,538             11,138
    General and administrative                             788                915              1,634              1,740
    Stock-based compensation                             1,036                 --              1,036                 --
    Management fee                                         530                413              1,055                838
    Non-cash performance incentive (note 6)              1,500              3,785              2,900              4,840
    Interest                                             1,399              1,792              2,677              3,387
    Unrealized hedging loss (gain) (note 5)               (833)                --             10,224                 --
    Depletion, depreciation and accretion               20,655             11,627             41,001             23,237
-----------------------------------------------------------------------------------------------------------------------------

                                                        33,293             24,156             77,065             45,180
=============================================================================================================================

Income before taxes                                     10,310              8,988              9,822             21,847

Future income tax recovery                              (1,767)           (11,954)            (9,542)           (15,056)
Income and capital taxes                                   315                190                630                573
-----------------------------------------------------------------------------------------------------------------------------

                                                        (1,452)           (11,764)            (8,912)           (14,483)
=============================================================================================================================

Net income                                              11,762             20,752             18,734             36,330
Accumulated income, beginning of period
    as previously reported                              77,957             50,879             72,022             36,581
Effect of change in accounting for
    asset retirement obligations (note 1)                   --              1,203              1,115              1,255
-----------------------------------------------------------------------------------------------------------------------------

Accumulated income,
    beginning of period as restated                     77,957             52,082             73,137             37,836
Interest on convertible debentures                      (1,660)              (991)            (3,760)            (2,323)
Costs on issuance of convertible debentures                (15)               (53)               (67)               (53)
-----------------------------------------------------------------------------------------------------------------------------

Accumulated income, end of period                    $  88,044          $  71,790          $  88,044          $  71,790
=============================================================================================================================

Net income per Trust Unit
    Basic                                            $    0.26          $    0.67          $    0.39          $    1.18
    Diluted                                          $    0.26          $    0.64          $    0.39          $    1.12

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                       Page 13 of 17


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Three              Three               Six                Six
                                                    months ended       months ended       months ended       months ended
(thousands of dollars) (unaudited)                 June 30, 2004      June 30, 2003      June 30, 2004      June 30, 2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                    (restated - note 1)                   (restated - note 1)
Operating Activities

Net income                                           $  11,762          $  20,752          $  18,734          $  36,330
Add (deduct) items not requiring cash:
    Stock-based compensation                             1,036                 --              1,036                 --
    Non-cash performance incentive (note 6)              1,500              3,785              2,900              4,840
    Future income taxes                                 (1,767)           (11,954)            (9,542)           (15,056)
    Unrealized hedging loss (gain) (note 5)               (833)                --             10,224                 --
    Depletion, depreciation and accretion               20,655             11,627             41,001             23,237
-----------------------------------------------------------------------------------------------------------------------------

Funds from operations                                   32,353             24,210             64,353             49,351
Expenditures on asset retirement (note 3)                  (86)               (23)              (148)               (81)
Changes in non-cash working capital                     (4,503)             1,929            (13,291)               345
-----------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities                   27,764             26,116             50,914             49,615
=============================================================================================================================

Financing Activities

Units issued, net of costs (note 4)                        112                (57)               228               (131)
Increase in bank debt                                   25,552             18,962             58,739             25,137
Interest on convertible debentures                      (2,116)            (2,753)            (3,760)            (3,061)
Reduction of capital lease obligation                      (80)                --               (158)                --
Cash distributions to Unitholders                      (27,040)           (20,245)           (52,974)           (36,732)
-----------------------------------------------------------------------------------------------------------------------------

Cash (used in) provided by financing activities         (3,572)            (4,093)             2,075            (14,787)
=============================================================================================================================

Investing Activities

Expenditures on property and equipment                 (23,023)           (24,095)           (53,225)           (37,724)
Property dispositions                                       --                 --                791                 --
Property acquisitions                                       --               (894)                --               (894)
Changes in non-cash working capital                     (1,169)             2,966               (555)             3,790
-----------------------------------------------------------------------------------------------------------------------------

Cash used in investing activities                      (24,192)           (22,023)           (52,989)           (34,828)
=============================================================================================================================

Net increase in cash                                         0                  0                  0                  0

Cash, beginning of period                                    0                  0                  0                  0
-----------------------------------------------------------------------------------------------------------------------------

Cash, end of period                                  $       0          $       0          $       0          $       0
=============================================================================================================================

Cash taxes paid                                      $     315          $     188          $     631          $     390
Cash interest paid                                   $   2,049          $   2,686          $   3,321          $   4,321

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                       Page 14 of 17


NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All tabular amounts in thousands, except for per Unit amounts (unaudited)

The interim consolidated financial statements of Advantage Energy Income Fund ("Advantage") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the period ended December 31, 2003 except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2003 as set out in Advantage's Annual Report.

1.    CHANGE IN ACCOUNTING POLICIES

      (a) Petroleum and Natural Gas Properties and Related Equipment

      Petroleum and natural gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

      The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

      The Trust adopted the new accounting standard relating to full cost accounting effective January 1, 2004 and as at January 1, 2004 and June 30, 2004 no write-down to the carrying value of petroleum and natural gas assets was required. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

      (b) Asset Retirement Obligations

      The Trust has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Trust's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Trust's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

      Previously, the Trust recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

      The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

      Balance Sheets                                                 December 31, 2003    December 31, 2002
      -----------------------------------------------------------------------------------------------------
      Asset retirement costs, included in property and equipment         $  7,137             $  3,856
      Asset retirement obligations                                       $ 13,892             $  7,351
      Provision for future site restoration                              $ (8,451)            $ (5,396)
      Future income taxes                                                $    581             $    646
      Accumulated income                                                 $  1,115             $  1,255

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                       Page 15 of 17


                                                                  Three months       Six months           Year
                                                                     ended             ended             ended
      Statements of Income                                       June 30, 2003     June 30, 2003   December 31, 2003
      --------------------------------------------------------------------------------------------------------------
      Accretion expense                                             $   128           $   257           $   515
      Depletion and depreciation on asset retirement costs          $   230           $   469           $   997
      Amortization of estimated future removal
          and site restoration liability                            $  (280)          $  (572)          $(1,307)
      Future taxes                                                  $   (25)          $   (49)          $   (65)
      Net income (loss) impact                                      $   (53)          $  (105)          $  (140)
      Basic net income (loss) per Unit                              $ (0.00)          $ (0.00)          $ (0.00)
      Diluted net income (loss) per Unit                            $ (0.00)          $ (0.00)          $ (0.00)

      (c) Hedging Relationships

      Effective January 1, 2004, CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Advantage has chosen not to apply hedge accounting and will instead use the fair value method. This method requires the fair value of the derivative financial instruments be recorded at each balance sheet date. In accordance with this method, the Fund has recorded an unrealized hedging loss of $10.2 million at June 30, 2004.Realized gains and losses on settlement of hedges has been included within petroleum and natural gas revenue.

2.    BANK DEBT

      Advantage has reached an agreement with a syndicate of four Canadian chartered banks to increase its extendible revolving loan facility from $160 million to $210 million and the renewal of a $10 million operating loan facility with an extended maturity date of May 28, 2005. The loan's interest rate is based on either prime or bankers acceptances' rates at the Fund's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. For the purpose of the cash flow statement the bank overdraft amount is considered cash equivalent.

3.    ASSET RETIREMENT OBLIGATIONS

      The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $40.7 million which will be incurred between 2004 to 2054. A credit-adjusted risk-free rate of 7.0 percent was used to calculate the fair value of the asset retirement obligations.

      A reconciliation of the asset retirement obligations is provided below:

                                           Six month period ended       Year ended
                                               June 30, 2004         December 31, 2003
      --------------------------------------------------------------------------------
      Balance, beginning of period               $ 13,892                $  7,351
      Accretion expense                               463                     515
      Liabilities incurred                            270                   6,362
      Liabilities settled                            (148)                   (336)
      --------------------------------------------------------------------------------
      Balance, end of period                     $ 14,477                $ 13,892
      ================================================================================

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                       Page 16 of 17


4.    UNITHOLDERS' EQUITY

      (i) Unitholders' Capital

      (a) Authorized

            (i) Unlimited number of voting Trust Units

      (b) Issued

                                                               Number of Units        Amount
      ---------------------------------------------------------------------------------------
      Balance at December 31, 2003                                36,717,206       $  282,904
      2003 non-cash performance incentive                          1,099,104           19,592
      Issued on conversion of debentures                           2,080,775           33,588
      Issued on exercise of options, net of costs                     55,000              295
      Non-cash performance incentive estimated (see note 5)               --            2,900
      ---------------------------------------------------------------------------------------
      Balance at June 30, 2004                                    39,952,085       $  339,279
      =======================================================================================

      On January 27, 2004 Advantage issued 1,099,104 Trust Units to satisfy the obligation related to the 2003 year end performance incentive fee.

      (c) Trust Units Rights Incentive Plan

                                                 Series A                     Series B
                                           Number         Price         Number        Price
      ---------------------------------------------------------------------------------------
      Balance at December 31, 2003        140,000        $ 7.87              --           --
      Exercised                           (55,000)           --              --           --
      Issued                                   --            --         225,000       $18.42
      Reduction of exercise price              --         (1.38)             --        (0.23)
      ---------------------------------------------------------------------------------------
      Balance at June 30, 2004             85,000        $ 6.49         225,000       $18.19
      =======================================================================================

      On June 17 the Fund issued 225,000 Series B Trust Unit rights to the independant directors of Advantage at a price of $18.42 per right. At the option of the rights holder the exercise price can be adjusted downwards over time based on distributions made by the Trust to Unitholders. During the quarter the Fund recorded a stock-based compensation expense of $1.0 million to recognize the fair value of the rights granted. As the rights vested immediately no further expense will be recognized related to the rights issuance. Based on a June 30, 2004 unit price of $18.65, the increase in the intrinsic value of the Series A Trust Unit Rights during second quarter of 2004 is approximately $0.2 million.

      (ii) Convertible Debentures

                                           10% debentures        9% debentures      8.25% debentures
                                            convertible @        convertible @        convertible @
                                             $13.30/Unit          $17.00/Unit          $16.50/Unit       Total debentures
      -------------------------------------------------------------------------------------------------------------------
      Balance at December 31, 2003            $ 10,214             $ 30,000             $ 59,770             $ 99,984
      Converted to Trust Units                  (3,458)              (2,945)             (27,185)             (33,588)
      -------------------------------------------------------------------------------------------------------------------
      Balance at June 30, 2004                $  6,756             $ 27,055             $ 32,585             $ 66,396
      ===================================================================================================================

      The convertible debentures and the related interest obligations are classified as equity on the consolidated balance sheet as the Trust may elect to satisfy the debenture interest and principle obligations by the issuance of Trust Units. During the six months ended June 30, 2004, $33,588,000 debentures were converted resulting in the issuance of 2,080,775 Advantage Units.

PRESS RELEASE                                                    August 12, 2004
Advantage Energy Income Fund                                       Page 17 of 17


5.    FINANCIAL INSTRUMENTS

      As at June 30, 2004 the Fund has the following hedges in place:

      Volume                                 Effective Period                      Price
      -------------------------------------------------------------------------------------
      Natural gas - AECO

      50,350 mcf/d                  April 1, 2004 - December 31, 2004            $ 6.12/mcf
      10,450 mcf/d                  January 1, 2005 - March 31, 2005             $ 6.30/mcf

      As at June 30, 2004 the settlement value of the hedges outstanding was approximately $10.2 million and has been charged to income as an unrealized hedging loss.

6.    NON-CASH PERFORMANCE INCENTIVE

      The Manager of the Fund is entitled to earn an annual performance incentive fee which is calculated based on the total return of the Fund. At June 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's first six months performance as the actual amount is only calculated and paid on an annual basis.

      The Manager earns the performance incentive fee when the Fund's total annual return exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. The 2004 opening Unit Price was $17.83 per Unit. Ten percent of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price multiplied by the average number of Units outstanding during the year) to determine the performance incentive. If the performance fee was paid at June 30, 2004 based on the performance of the Trust in the first half the total fee payable would be $5.8 million. The Trust has accrued one half of this amount or $2.9 million for the first six months of 2004. It is expected that any fee earned be paid to the Manager in Advantage Trust Units and therefore the accrued fee to June 30, 2004 has been classified as Unitholders' Capital. The Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

FORWARD LOOKING INFORMATION

The information in this release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information contact:

                Mr. Gary F. Bourgeois, VP Corporate Development
                             Phone: (416) 945-6636
                            Toll free: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723

                        Web Site: www.advantageincome.com

                      E-mail: advantage@advantageincome.com